Exhibit (a)(5)(iii)

The following are images of additional content that has been added to the website www.PetroteqOffer.com (publicly available as of October 27, 2021), which provides information relating to the tender offer that 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of Viston United Swiss AG, has made for all of the issued and outstanding common shares of Petroteq Energy Inc.

Frequently Asked Questions

— Who is making the Offer?

The Offeror is an indirect, wholly-owned subsidiary of Viston, a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland. The Offeror was established on September 28, 2021 under the laws of the Province of Ontario. The Offeror's registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5. The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland. The principal executive offices of Viston and the Offeror are located at Haggenstreet 9, 9014 St. Gallen, Switzerland and the telephone number is +49 7136 9918888.

Viston was created to invest in renewable energies and clean technologies, as well as in the environmental protection industry. Viston aims to foster innovative technologies, environmentally-friendly and clean fossil fuels and to help shape the future of energy. Since October 2008, Viston has undertaken its research, development and transfer initiatives in Saint Gallen, Switzerland. Viston has been working to optimize and adapt these technologies to current market requirements to create well-engineered products. Viston's work also includes the determination of technical and economic risks, as well as the search for financing opportunities.

See Section 1 of the Circular, "The Offeror".

— What is the Offeror proposing?

The Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, including, without limitation, any Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise or conversion of Convertible Securities.

See Section 1 of the Offer to Purchase, "The Offer".

— What would I receive in exchange for each of my Common Shares?

The Offeror is offering $0.74 per Common Share in cash for each Common Share you hold, without interest and less any required withholding taxes. **Shareholders will have the right to elect to receive payment of the cash consideration under the Offer in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed that, in respect of the cash payment under the Offer, the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted.**

See Section 1 of the Offer to Purchase, "The Offer".

— Are any outstanding securities of Petroteq not included in the Offer?

The Offer is being made only for Common Shares and is not made for any convertible securities (including, without limitation, Options, Warrants or Convertible Debentures). Holders of Options, Warrants, Convertible Debentures or other convertible securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the convertible securities in order to obtain certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such convertible securities will have certificates representing the Common Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

— What will happen to the Convertible Debentures I hold?

The Offer is being made only for Common Shares and is not made for any convertible securities, including, without limitation, Convertible Debentures. If any holder of Convertible Debentures does not convert its Convertible Debentures under the Offer prior to Expiry Time, the Convertible Debentures are expected to remain outstanding as obligations of Petroteq or its successor following the Expiry Time in accordance with their terms and conditions, subject to the terms of any Subsequent Acquisition Transaction and any change of control offer required to be made in accordance with the terms of the Convertible Debentures.

See " – Will Petroteq continue as a public company?".

— Why should I accept the Offer?

The Offeror believes that the Offer is compelling, and represents a clearly superior alternative to continuing on the course set by the current Petroteq Board and management of Petroteq, for the following reasons:

- **Premium to Market Price.** The Offer represents a significant premium of 279.49% based on the closing price of $0.195 per Common Share on the TSX-V on August 6, 2021 (the last trading day prior to the announcement by Petroteq of the cease trade order issued by the Ontario Securities Commission at which time the TSX-V halted trading in the Common Shares). The Offer also represents a premium of 1031.75% to the volume weighted average trading price of $0.065 per Common Share on the TSX-V for the 52-week period prior to April 15, 2021 (the last trading day prior to the publication of a voluntary public purchase offer in the German Federal Gazette).
- **100% Liquidity and Certainty of Value.** The Offer provides 100% cash consideration for the Common Shares, giving Shareholders certainty of value and immediate liquidity in the face of volatile markets and against a backdrop of historically poor performance with shareholders' interests being increasingly subordinated and an uncertain future marked by further dilution and going concern considerations. The certainty of the Offer should be weighed against a total shareholder return since inception of nil.
- **The status quo leaves Shareholders with considerable risk.** If the Offer is not successful and no competing transaction is made, the Offeror believes it is likely the trading price of the Common Shares will decline to significantly lower levels. Petroteq has never been profitable and currently has limited cash to fund the necessary capital projects and past and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq's business plan, if available, may be significantly dilutive to Shareholders as will convertible security conversion.
- **Project execution and development risk.** The Offeror believes that the Offer provides Shareholders with the value inherent in Petroteq's portfolio of projects, including the oil extraction plant, without the long-term risks associated with the development and execution of those projects.
- **Fully Financed Cash Offer.** The Offer is not subject to a financing condition. The Offeror intends to fund the Offer from cash resources available to Viston, who has secured, on a firm, committed basis, up to EUR 420 million to fund the consideration payable for the Common Shares and to complete the transaction.
- **Currency election.** The offer is being made in Canadian dollars but Shareholders may elect to receive consideration in U.S. dollars.

- **The Petroteq Board and Management Team Have Driven a Significant Destruction of Shareholder Value.** There is considerable risk to Shareholders if the Petroteq Board and management team continue to pursue their standalone strategy. The Petroteq Board and management have, as set out in their public filings disclosures, demonstrated:
    - **Inability to Increase Earnings or Achieve Profitability:** Petroteq has run at an operating loss since its inception and has been unable to achieve profitability. As at May 31, 2021, August 31, 2020 and August 31, 2019 Petroteq had accumulated a deficit of US$(97,047,409), US$(90,664,349) and US$(81,467,953), respectively and expect to continue to incur increasing expenses in the foreseeable future. Petroteq incurred a net loss of US$(6,383,060) for the nine months ended May 31, 2021 and US$(12,379,067) and US$(15,787,886) as of the years ended August 31, 2020 and August 31, 2019, respectively. Petroteq has incurred net losses for the past four years and has accumulated losses of US$(97,047,409) since its inception and a working capital deficit of US$(12,999,107). Petroteq has also disclosed that due to sustained and substantial operating and net losses, it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.
    - **Capital Structure Mismanagement:** The result of mismanagement and operational underperformance is a balance sheet that is burdened with nearly US$20 million of total debt coupled with a share deficit of US$(97,047,409). As at May 31, 2021, Petroteq had a working capital ratio of 0.18, which suggests that the company is unable to meet its current liabilities. Furthermore, the working capital is at a deficit of US$(12,999,107) with an expectation to incur more losses. As at May 31, 2021, Petroteq had Options, Warrants and Convertible Debentures exercisable for/convertible into a total of 207,360,625 Common Shares and it has disclosed that it intends to issue further convertible securities and Common Shares in order to finance its operations and development. Further issuance of Common Shares in this way will have a dilutive effect on the percentage ownership held by holders of its Common Shares. Viston believes this is a direct result of several poor strategic capital allocation decisions.
- **Potential for Downward Impact to Common Share Price if Offer Not Accepted.** The Offer represents a significant premium to the market price of the Common Shares prior to the Offer. If the Offer is not successful, and no other offer is made for Petroteq, Viston believes it is likely the Common Share price will decline to pre-Offer levels.

— What are some of the most significant conditions of the Offer?

The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on February 7, 2022 or such earlier or later time during which Common Shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter (which will constitute a "subsequent offering period" under Rule 14d-11 under the U.S. Exchange Act), which include: (i) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, representing more than 50% of the outstanding Common Shares, excluding those Common Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror, which is a non-waivable condition; (ii) there having been validly deposited under the Offer and not withdrawn that number of Common Shares, representing at least 50% + 1 of the issued and outstanding Common Shares on a Fully-Diluted Basis; (iii) the Offeror having determined, in its reasonable judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect; and (iv) certain regulatory approvals having been obtained and/or waiting periods expired, as described herein.

See Section 4 of the Offer to Purchase, "Conditions of the Offer" for all of the conditions of the Offer. Furthermore, see Section 14 of the Circular, "Regulatory Matters" for a summary of the principal regulatory approvals required in connection with the Offer. The Offer is not subject to any due diligence, financing or Shareholder approval conditions.

Notwithstanding any other provision of the Offer, but subject to applicable Law, the Offeror will have the right to withdraw the Offer or extend the Offer, and shall not be required to take up and pay for any Common Shares deposited under the Offer, unless the conditions described in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived at or prior to the Expiry Time.

— Does the Offeror believe that the necessary regulatory approvals to complete the Offer will be received?

The Offeror believes that the Offer will receive all requisite regulatory approvals in due course. A summary of the principal regulatory approvals required in connection with the Offer can be found in Section 14 of the Circular, "Regulatory Matters".

— What is the Offeror's source of funding for the Offer?

The Offeror estimates that, if it acquires all outstanding Common Shares, the total amount required for the purchase of the Common Shares will be approximately $439 million, plus related fees and expenses associated with the Offer. The Offeror will fund this amount from cash resources available to Viston who has secured, on a firm, committed basis, up to EUR 420 million to fund the consideration payable for the Common Shares and to complete the transaction.

See Section 8 of the Circular, "Source of Funds".

— Is the Offeror's financial condition relevant to my decision to tender my Common Shares in the Offer?

No. The Offeror believes that its financial condition is not material to your decision whether to deposit Common Shares under the Offer because cash is the only consideration that will be paid to you in connection with the Offer and Viston has secured, on a firm, committed basis, up to EUR 420 million to fund the consideration payable for the Common Shares and to complete the transaction.

See Section 8 of the Circular, "Source of Funds".

— Why is the Offeror making the Offer?

The Offeror is making the Offer because it wants to acquire control of, and ultimately acquire all of the Common Shares of, Petroteq. If the conditions of the Offer are satisfied or waived at the Expiry Time and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer.

See Section 6 of the Offer to Purchase, "Purpose of the Offer" and Section 12 of the Circular, "Acquisition of Common Shares Not Deposited".

— How long do I have to decide whether to tender into the Offer?

The Offer is open for acceptance until the Expiry Time, which is 5:00 p.m. (Toronto time) on February 7, 2022, unless the Offeror extends, accelerates or withdraws the Offer in accordance with its terms. The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than the later of 35 days following the date of the Offer or 20 business days following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than ten days after the date of such announcement. See Section 5 of the Offer to Purchase, "Extension, Variation or Change in the Offer".

Can the Offer be extended or accelerated and, if so, under what circumstances?

Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time. If the Offeror takes up any Common Shares under the Offer, the Offer will be extended and remain open for the deposit of Common Shares for not less than ten days from the date on which Common Shares are first taken up. If Petroteq issues a deposit period news release or announces that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror reserves the right to accelerate the Expiry Time and to shorten the initial deposit period to a shorter period consistent with applicable Law.

The initial deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least the later of 35 days following the date of the Offer or 20 business days following the date of the Offer: (i) if Petroteq issues a deposit period news release in respect of either the Offer or another offeror's take-over bid that is less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if Petroteq issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the later of 35 days following the date of the Offer or 20 business days following the date of the Offer. In either case, the Offeror intends to vary the terms of the Offer by shortening the initial deposit period to the shortest possible period consistent with applicable Law.

In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiry of the initial deposit period and may extend the deposit period after such mandatory 10-day extension period for Optional Extension Periods (which will constitute a "subsequent offering period" under Rule 14d-11 under the U.S. Exchange Act). The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period. See Section 5 of the Offer to Purchase, "Extension, Variation or Change in the Offer".

If the Offeror extends or accelerates the Offer, the Offeror will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, "Extension, Variation or Change in the Offer".

— How do I tender my Common Shares?

To accept the Offer you may deliver the certificate(s) representing your Common Shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer. See Section 3 of the Offer to Purchase, "Manner of Acceptance — Letter of Transmittal". Shareholders holding Common Shares in certificated form are advised to contact the Depositary prior to sending their Letter of Transmittal and certificates in order to confirm documentation that will be required to validly accept such tenders. **Shareholders wishing to deliver documents by hand should contact the Depositary to make arrangements for such delivery and comply with COVID-19 protocols then in effect.**

If your Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary, you should immediately contact that intermediary for assistance if you wish to accept the Offer or exercise or convert Convertible Securities into Common Shares to accept the Offer in order to take the necessary steps to be able to deposit such securities under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. You must instruct your broker or other intermediary promptly if you wish to tender.

If you wish to deposit your Common Shares under the Offer and the certificates representing such Common Shares are not immediately available, or if the certificates and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). See Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

You may also accept the Offer by following the procedures for book-entry transfer detailed in the Offer to Purchase and Circular and have your Common Shares tendered by your intermediary through CDS, DTC or Clearstream, as applicable, provided such procedures are completed prior to the Expiry Time.

You should contact the Depositary and Information Agent, or a broker or dealer for assistance in accepting the Offer and in depositing your Common Shares with the Depositary. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.

The Depositary and Information Agent can be contacted within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

— Will I have to pay any fees or commissions?

No fee or commission will be payable if you accept the Offer by depositing your Common Shares directly with the Depositary. You should consult your investment advisor, stock broker or other intermediary to determine whether other charges will apply.

— When will the Offeror pay for deposited Common Shares?

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, "Conditions of the Offer", have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn. Any Common Shares will be taken up immediately after the initial deposit period for the Offer, and the Offeror will promptly pay for Common Shares taken up but in any event not later than two business days after taking up the Common Shares.

In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for a mandatory 10-day extension period following the expiration of the initial deposit period (which will constitute a "subsequent offering period" under Rule 14d-11 under the U.S. Exchange Act) and may extend the deposit period for Optional Extension Periods. The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period.

See Section 6 of the Offer to Purchase, "Take-Up of and Payment for Deposited Common Shares".

— Will I be able to withdraw previously tendered Common Shares?

You may withdraw Common Shares you deposit under the Offer at any time: (i) before the Offeror takes up the Common Shares you deposit under the Offer, (ii) if the Offeror does not pay for your Common Shares within two business days after having taken up such Common Shares, and (iii) in certain other circumstances discussed in Section 7 of the Offer to Purchase "Withdrawal of Deposited Common Shares".

— How do I withdraw previously tendered Common Shares?

To withdraw previously tendered Common Shares, you must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, "Withdrawal of Deposited Common Shares". The notice must contain the specific information outlined in Section 7 of the Offer to Purchase.

If your stockbroker, dealer, bank or other intermediary has tendered Common Shares on your behalf and you wish to withdraw such Common Shares, you must arrange for such intermediary to timely withdraw such securities.

— What does the Petroteq Board think of the Offer?

Under applicable securities Laws, a directors' circular, or recommendation statement, must be prepared and sent to Shareholders no later than the earlier of 15 days from the date of commencement of the Offer or 10 business days from the date of commencement of the Offer. The directors' circular must include either: (i) a recommendation to accept or reject the Offer, and the reasons for the board of directors' recommendation, or (ii) a statement that the board of directors is unable to make or is not making a recommendation and, if no recommendation is made, the reasons for not making a recommendation (including the inability to take a position).

See Section 4 of the Circular, "Background to the Offer" for a description of the proposals Viston made to the Petroteq Board and Petroteq's rejection of those proposals.

— How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

Generally, a Resident Holder who disposes of Common Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Holder immediately before the disposition. Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer unless at the time of disposition such Common Shares constitute "taxable Canadian property" for the Non-Resident Holder and are not "treaty-protected property", all within the meaning of the Tax Act.

The foregoing is a very brief summary of certain principal Canadian federal income tax considerations and is qualified in its entirety by Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders are urged to consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

— How will I be taxed for U.S. federal income tax purposes?

Subject to certain "passive foreign investment company" rules, a U.S. Holder that disposes of Common Shares pursuant to the Offer generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the cash to which the holder is entitled pursuant to the Offer and (ii) the holder's adjusted tax basis in the Common Shares so disposed. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the disposition of Common Shares pursuant to the Offer, subject to certain limited exceptions.

The foregoing is a very brief summary of certain principal U.S. federal income tax considerations and is qualified in its entirety by Section 17 of the Circular, "Certain United States Federal Income Tax Considerations". Shareholders are urged to consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

— If I decide not to tender, how will my Common Shares be affected?

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by holders who in the aggregate hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of us, or an affiliate or associate of the Offeror (as those terms are defined in the OBCA), and the Offeror acquires or is bound to take up and pay for such Deposited Common Shares under the Offer, the Offeror may, at its option, acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror intends to pursue other means of acquiring the remaining Common Shares not tendered under the Offer pursuant to a Subsequent Acquisition Transaction. If the Offeror proposes a Subsequent Acquisition Transaction, the Offeror intends to cause the Common Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Law, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, the Offeror owns at least 66 and 2/3% of the outstanding Common Shares and sufficient votes are cast by "minority" holders to constitute a majority of the "minority" pursuant to MI 61-101, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. See Section 12 of the Circular, "Acquisition of Common Shares Not Deposited".

If the Offeror takes up Common Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then Petroteq will continue as a public company and the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Common Shares in the open markets, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in the Offeror's ownership of 100% of the Common Shares. Under such circumstances, an amalgamation, arrangement or other transaction to obtain ownership of 100% of the Common Shares would generally require the approval of at least 66 and 2/3% of the votes cast by the Shareholders, and might require approval of a majority of the votes cast by holders of Common Shares other than the Offeror and its affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by us.

In addition, if the Offeror takes up Common Shares under the Offer, the Offeror intends to replace all of the existing members of the Petroteq Board with individuals nominated by the Offeror, which may include individuals currently serving as directors of Viston. The Offeror also intends, subject to the approval of the new Petroteq Board, to replace Petroteq's senior management. See Section 6 of the Circular, "Purpose of the Offer", Section 7 of the Circular, "Effects of the Offer", and Section 12 of the Circular, "Acquisition of Common Shares not Deposited".

— Will Petroteq continue as a public company?

As indicated above, it is the Offeror's intention to enter into one or more transactions to enable it to acquire all Common Shares not acquired pursuant to the Offer. If the Offeror is able to complete such a transaction, the Offeror intends to seek to delist the Common Shares from the Listing Markets. For so long as Petroteq has convertible securities outstanding, there may be limitations on its ability to cease to be a reporting issuer and to cease to have public reporting obligations.

If the Offeror takes up Common Shares under the Offer but is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, then Petroteq will continue as a public company and the Offeror will evaluate its alternatives. In such circumstances, the Offeror's purchase of Common Shares under the Offer will have reduced the number of Common Shares that trade publicly, as well as the number of Shareholders, and, depending on the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public, which could, in turn, negatively impact Petroteq's eligibility for listing.

As indicated above, if the Offeror takes up Common Shares under the Offer, the Offeror intends to replace all of the existing members of the Petroteq Board with individuals nominated by the Offeror and, subject to the approval of the new Petroteq Board, to replace Petroteq's senior management. See " – If I decide not to tender, how will my Common Shares be affected?".

— Do I have dissent or appraisal rights in connection with the Offer?

No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event the Offeror acquire their Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 12 of the Circular, "Acquisition of Common Shares Not Deposited".

— Who can I call with questions about the Offer or for more information?

You can call the Depositary and Information Agent if you have any questions regarding how to tender Common Shares, if you need assistance regarding the Offer or if you require additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery (which documents will be provided without charge on request and are available on SEDAR at www.sedar.com or from the SEC at www.sec.gov).